UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PORCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

733245104

(CUSIP Number)

December 23, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245104

1.	Names of Reporting Persons HC PropTech Partners I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 733245104

1.	Names of Reporting Persons HC PropTech LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 733245104

1.	Names of Reporting Persons Thomas D. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 847,917
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 847,917
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 847,917
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.04%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 733245104

1.	Names of Reporting Persons M. Joseph Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 847,917
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 847,917
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 847,917
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.04%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 733245104

1.	Names of Reporting Persons Daniel J. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,197,917
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,197,917
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,917
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.46%
12.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Schedule 13G/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on behalf of HC PropTech Partners I LLC (“HC PropTech Sponsor”), HC PropTech LLC (“HC PropTech”), Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy (together with HC PropTech Sponsor and HC PropTech, the “Reporting Persons”), with respect to the common stock of Porch Group, Inc. (the “Issuer”) on February 12, 2020 (the “Schedule 13G”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of shares of common stock by HC PropTech Sponsor on a pro rata basis to its members or their permitted transferees, including to Messrs. Hennessy, Beck and Hennessy, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of common stock.

Item 1(a).	Name of Issuer

Porch Group, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2200 1st Avenue S. Seattle, Washington 98134

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	HC PropTech Partners I LLC

(ii)	HC PropTech LLC

(iii)	Thomas D. Hennessy
(iv)	M. Joseph Beck
(v)	Daniel J. Hennessy

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is HC PropTech LLC, 3415 N. Pines Way, Suite 204, Wilson, WY 83014.

Item 2(c).	Citizenship

(i)	Each of HC PropTech Partners I LLC and HC PropTech LLC is a limited liability company formed in the State of Delaware.

(ii)	Each of Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

733245104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons own an aggregate of 2,893,751 shares of the Issuer’s common stock, including warrants exercisable for an aggregate of 800,000 shares of common stock, representing approximately 3.54% of the total common stock issued and outstanding. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 4, 2021

HC PROPTECH PARTNERS I LLC, a Delaware limited liability company

By:	HC PROPTECH LLC, a Delaware limited liability company, as the managing member of HC PropTech Partners I LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

HC PROPTECH LLC, a Delaware limited liability company

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

/s/ Thomas D. Hennessy
/s/ Thomas D. Hennessy

/s/ M. Joseph Beck
M. Joseph Beck

/s/ Daniel J. Hennessy
Daniel J. Hennessy

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)